

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

<u>Via E-mail</u>
Gregory F. Kowal
Chief Executive Officer
Mera Pharmaceuticals, Inc.
73-4460 Queen Ka'ahumanu Highway
Suite 110
Kailua-Kona, Hawaii 96740

     Re: Mera Pharmaceuticals, Inc.
               Item 4.01 Form 8-K
               Filed June 14, 2011
               File No. 033-23460

Dear Mr. Kowal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

1. Please revise your disclosure such that it provides exactly what is required under each subparagraph of Item 304(a)(1) of Regulation S-K. For example:
   - Under Item 304(a)(1)(ii), you do not refer to the "principal accountant's report" nor do you specify "for either of the past two years".
   - The full name of the former accountant is not disclosed.
   - Under Item 304(a)(1)(iv), your disclosure in your second paragraph does not contain the exact wording specified.

2. Please revise your disclosure to include the information on your newly engaged independent accountant as required under Item 304(a)(2) of Regulation S-K.

3. Please obtain an updated letter from the former accountants stating whether the accounts agree with the statements made in your revised Form 8-K and file the letter with your revised Form 8-K as Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief